August 29, 2005



Alan Brandys
President
Zeolite Exploration Company
6211 Boundary Drive West-Unit #16
Surrey, British Columbia
Canada   V3X  3G7

Re:  	Form 10-KSB/A for the year ended July 31, 2004 filed
April
27, 2005
      File No. 1-31937

Dear Mr. Brandys:

      We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1. We note that the amended filing includes an audit report issued by
John Geib that is dual-dated October 7, 2003 and January 6, 2005. Since Geib is not registered by the PCAOB, he is precluded from performing audit procedures after October 22, 2003 on the financial statements of SEC registrants. Accordingly, his dual-dated report cannot be included in any document filed with the Commission. His original report dated October 7, 2003 is not acceptable either because it does not cover the cumulative data from inception to July
31, 2003. Please amend the Form 10-KSB to file an audit report issued by a duly-registered accountant that covers the 2003 annual and cumulative financial statements and delete Geib`s report.

2. We note that the scope paragraph of Schwartz Levitsky`s audit report does not include the cumulative column from inception to July
31, 2004. Please advise the independent accountant to revise this paragraph to include the applicable language.

3. We note that you have not provided the written statement requested in our original letter dated December 17, 2004 and requested herein acknowledging certain information concerning the comment process. Please file that written statement along with your responses to our comments.

	As appropriate, please amend your filing and respond to these comments within 10 business days from the date of this letter.
Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

..	the company is responsible for the adequacy and accuracy of
the
disclosure in the filing;

..	staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

..	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation
Finance in our review of your filing or in response to our comments on your filing.

	You may contact me at (202) 551-3871 if you have questions regarding these comments.

						Sincerely,

						Tia Jenkins
						Sr. Asst. Chief Accountant
						Office of Emerging Growth Companies

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0306

         DIVISION OF
CORPORATION FINANCE